Exhibit 99.2

Management’s Discussion and Analysis of
Financial Condition and Results of Operations:
Third Quarter 2008

November 12, 2008

Introduction

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the third quarter ending September 30, 2008, and 2007, should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2008 and 2007 and the related notes contained therein, which have been prepared in accordance with Canadian GAAP.  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2007, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

1
The “Operating Results” section provides an analysis of Pan American’s Metal Production and Cash and Total Costs per Ounce for Silver for the third quarter of 2008, on a consolidated basis and for each operation under Operations Review
Page 2
2	The “Financial Results” section presents Pan American’s financial performance during the third quarter of 2008	Page 7
3	The “Liquidity and Capital Resources” section reviews our cash flow over the past quarter, describes our current liquidity and financial position	Page 9
4	In the “Outlook” section, we update the status of Pan American’s development activities and our Production Forecasts for 2008	Page 11
5	The “Accounting Policies and Internal Controls” section identifies those accounting policies that have been adopted	Page 12

Pan American was founded in 1994 with the specific intention of providing investors with the best vehicle to gain real exposure to silver prices.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines in Peru, Mexico and Bolivia. In addition, the Company is constructing a new silver mine in Argentina, expanding its Bolivian mine and exploring for new silver deposits throughout South America and Mexico.

Operating Results

Pan American produced 4.9 million ounces of silver in the third quarter of 2008 (“Q3 2008”), which was 9% more than the 4.5 million ounces produced in the third quarter of 2007 (“Q3 2007”). Average realized silver prices also rose compared to prices a year ago, up 14% to $14.70 per ounce. The positive impact of higher silver production and higher silver prices were however offset by lower production and realized prices of by-product metal.  Zinc production was lower by 6% and lead production was down 5% in Q3 2008 compared to Q3 2007. In addition, the price environment for the Company’s by-product metals decreased dramatically in Q3 2008 relative to a year ago.  Zinc prices fell 45% and lead prices fell 39%, which were reflected in lower mine operating earnings, resulting by 47% to $15.5 million.  Cash flow from operations, before changes in non-cash working capital, declined 38% to $20.8 million.

The following table reflects the average metal prices that prevailed during each respective period.

	Three months ended		Nine months ended
	September 30,		September 30
	2008	2007	2008	2007

Average Metal Prices
Silver – London Fixing per ounce	$15.07	$12.70	$16.58	$13.11
Zinc – LME Cash Settlement per tonne	$1,773	$3,238	$2,099	$3,452
Lead – LME Cash Settlement per tonne	$1,912	$3,141	$2,366	$2,373
Copper – LME Cash Settlement per tonne	$7,693	$7,713	$7,966	$7,087
Gold – London Fixing per ounce	$871	$680	$897	$666

•	Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended		Nine months ended
	September 30,		September 30
	2008	2007	2008	2007

Consolidated Production
Silver – ounces	4,857,840	4,453,729	14,068,379	12,017,564
Zinc – tonnes	9,648	10,221	29,002	29,706
Lead – tonnes	3,967	4,159	12,241	11,909
Copper – tonnes	1,514	1,544	4,461	4,127
Gold – ounces	6,499	5,497	20,078	15,756

The main reason for the higher consolidated silver production was the increase in silver production from the Alamo Dorado mine, which produced 1.7 million ounces of silver in Q3 2008, up from 1.0 million ounces in Q3 2007.  Silver production also increased at San Vicente up 4% to 0.2 million compared to Q3 of 2007. As expected, production declined at the Peruvian operations due to lower grades and throughput rates. For the nine-month period ended September 30, 2008, silver production increased by 17% relative to the comparable period of 2007.

Consolidated zinc and lead production was slightly lower than production levels from a year ago due primarily to lower production from the Morococha and Huaron mines. Increased production at Alamo Dorado resulted in slightly higher gold production than the comparable periods.

•	Cash and Total Costs per Ounce for Silver

Consolidated cash costs for Q3 2008 were $6.61 per ounce compared to $3.32 per ounce for the corresponding period of 2007.  The most significant factor behind this increase in cash costs was the decrease in by-product credits, primarily as a result of lower zinc and lead prices. At our polymetallic mines in Peru and Bolivia, by-product credits decreased by an average of $4.45 per payable silver ounce in Q3 2008 compared to Q3 2007. Over the past year, the Company’s cash costs have also been negatively impacted by stronger local currencies relative to the US dollar and by the industry-wide escalation in the cost of energy, labor, consumables, and spare parts.  Actual cash costs per ounce for Q3 2008 of $6.61 and for the nine months ended September 30, 2008 of $5.22 were above the Company's forecast of $4.67 per ounce, largely as a consequence of lower than expected by-product credits and higher than expected energy and labor costs at our Peruvian operations.

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

		Three months ended		Nine months ended
		September 30		September 30
Cash and Total Cost per Ounce Reconciliation (in thousands of US dollars)		2008	2007	2008	2007
Cost of Sales		$52,807	$49,233	$155,419	$118,994
Add/(Subtract)
Smelting, refining, and transportation charges		13,933	23,588	46,282	65,931
By-product credits		(39,325)	(57,205)	(134,712)	(158,094)
Mining royalties		1,558	1,798	4,173	4,743
Worker’s participation & voluntary payments		(176)	(2,159)	(3,360)	(5,569)
Change in inventories		985	(1,552)	306	3,960
Other		709	(160)	1,330	(286)
Minority interest adjustment		(267)	199	(432)	437
Alamo Dorado Commissioning Costs		-	-	-	2,719
Cash Operating Costs	A	30,224	13,742	69,006	32,835

Add/(Subtract)
Depreciation and amortization		11,216	9,549	33,800	20,765
Asset retirement and reclamation		672	790	2,015	2,186
Change in inventories		1,591	(489)	2,109	362
Other		28	(45)	(181)	(128)
Minority interest adjustment		(146)	(167)	(459)	(741)
Alamo Dorado Commissioning Costs		-		-	1,304
Total Costs	B	$43,586	$23,380	$106,290	$56,583

Payable Silver Production (oz.)	C	4,574,988	4,136,221	13,215,617	11,122,324

Cash cost per ounce	(A*$1000)/C	$6.61	$3.32	$5.22	$2.95
Total costs per ounce	(B*$1000)/C	$9.53	$5.65	$8.04	$5.09

•	Operations Review

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Huaron Mine

Tonnes milled	188,987	192,571	573,080	558,932
Average silver grade – grams per tonne	191	192	191	195
Average zinc grade	2.23%	2.37%	2.26%	2.62%
Silver – ounces	894,028	950,797	2,795,935	2,827,367
Zinc – tonnes	2,644	2,837	8,457	9,279
Lead – tonnes	1,422	1,564	4,650	5,147
Copper – tonnes	420	512	1,235	1,179

Cash cost per ounce (1)	$11.15	$2.93	$7.26	$2.28
Total cost per ounce (1)	$12.53	$4.15	$8.60	$3.48

Q3 2008 production at Huaron mine was 0.9 million ounces of silver, 6% lower than Q3 2007.  Lower production was primarily a result of lower tonnes milled due to a failed pinion gear in the ball mill which led to 6 days down time during Q3 2008.  Cash costs per ounce in Q3 2008 were $11.15, significantly higher than $2.93 a year earlier and above the Company’s 2008 forecast of $8.20 per ounce.  The higher cash costs were a result of sharp increases in energy costs, the down time described above, and lower zinc and lead by-product credits due to lower production and prices.  Long term development work continued to focus on a major mine deepening program that aims to access recently discovered high grade ore below the 250 level and is scheduled to begin ore extraction in late 2009.

Morococha Mine*

Tonnes milled	140,726	154,157	450,307	444,256
Average silver grade – grams per tonne	147	175	153	170
Average zinc grade	3.20%	3.44%	3.18%	3.49%
Silver – ounces	557,416	750,603	1,870,271	2,063,886
Zinc – tonnes	3,737	4,472	11,928	12,991
Lead – tonnes	1,506	1,690	4,901	4,364
Copper – tonnes	497	533	1,450	1,588

Cash cost per ounce (1)	$2.71	$(2.92)	$1.12	$(4.07)
Total cost per ounce (1)	$4.96	$(1.27)	$3.25	$(2.33)

*Production and cost figures are for Pan American’s 89.4% share only.

The Morococha mine produced 0.6 million ounces of silver to the Company’s account during Q3 2008, at a cash cost of $2.71 per ounce.  Quarterly silver production was 26% below the comparable period in 2007 as a result of lower tonnes milled containing lower silver grades processed.  Zinc and lead production in Q3 2008 also declined as a result of lower throughput.  This decrease in zinc and lead production, combined with lower prices, was the primary reason for the increase in cash costs as by-product credits declined by $6.72 per payable ounce of silver, relative to Q3 2007. Underground ramp development and associated ventilation raises continued in the quarter primarily in the Sierra Nevada ramp, which is approaching the Manto Italia zone.

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Quiruvilca Mine
Tonnes milled	88,936	91,834	266,315	269,078
Average silver grade – grams per tonne	144	167	144	169
Average zinc grade	2.91%	2.79%	2.71%	2.50%
Silver – ounces	354,940	408,888	1,043,819	1,219,807
Zinc – tonnes	2,184	2,069	5,956	5,484
Lead – tonnes	786	728	1,978	1,920
Copper – tonnes	553	459	1,672	1,262

Cash cost per ounce (1)	$5.54	$1.33	$4.26	$1.65
Total cost per ounce (1)	$7.96	$2.83	$6.71	$3.13

Silver production at the Quiruvilca mine in Q3 2008 was 0.4 million ounces, down 13% from the comparable 2007 period.  The decrease in silver production was a combination of processing less tonnage and mining lower grades.  Cash costs for the quarter were $5.54 per ounce, up from $1.33 per ounce a year ago, primarily reflecting the lower silver production and lower by-product credit from the decline in zinc and lead prices.

Pyrite Stockpiles
Tonnes sold	10,722	12,787	29,358	40,541
Average silver grade – grams per tonne	235	285	234	272
Silver – ounces	81,007	117,252	220,968	354,457

Cash cost per ounce (1)	$4.10	$2.49	$4.80	$3.16
Total cost per ounce (1)	$4.10	$2.49	$4.80	$3.16

The Pyrite Stockpile operation produced 0.1 million ounces of silver in the third quarter at a cash cost of $4.10 per ounce, which was slightly less production than in Q3 2007.  The lower production resulted from the combination of lower tonnage and lower silver grades than in the comparable period of 2007.

Alamo Dorado Mine
Tonnes milled	360,231	326,661	1,139,187	719,563
Average silver grade – grams per tonne	165	132	146	129
Silver – ounces	1,743,148	994,325	4,674,039	2,119,355
Gold - ounces	4,179	2,702	13,642	8,303

Cash cost per ounce (1)	$4.42	$5.02	$3.83	$5.14
Total cost per ounce (1)	$9.09	$9.74	$8.47	$9.85

Alamo Dorado continued to be the Company’s standout operation in Q3 2008, producing 1.7 million ounces of silver.  Alamo Dorado also produced 4,179 ounces of gold in the quarter.  The mine has consistently produced above forecasts in 2008 due to higher actual head grades and better than expected throughput rates.  Cash costs of $4.42 per ounce were 12% lower than Q3 2007 due to higher silver production and higher gold by-product credits offset by escalated costs, primarily for supplies, energy, and labor.

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

La Colorada Mine
Tonnes milled	95,441	87,563	284,326	235,289
Average silver grade – grams per tonne	369	416	372	450
Silver – ounces	981,699	995,453	2,949,110	2,886,173

Cash cost per ounce (1)	$8.70	$6.73	$7.93	$6.85
Total cost per ounce (1)	$10.74	$8.63	$9.96	$8.61

The La Colorada mine had another respectable quarter, producing 1.0 million ounces of silver, which was down 1% from Q3 2007 as an expected 11% decrease in silver grades was partially offset by a 9% increase in tonnes of ore processed.  Cash costs increased by 29%, primarily reflecting the lower silver grades and higher energy and consumable costs.

San Vicente Mine*
Tonnes milled	29,237	30,610	66,614	70,057
Average silver grade – grams per tonne	324	288	298	296
Average zinc grade	2.71%	2.48%	2.72%	2.66%
Silver – ounces	245,602	236,412	514,238	546,519
Zinc – tonnes	611	575	1,413	1,381

Cash cost per ounce (1)	$9.08	$5.21	$8.63	$4.23
Total cost per ounce (1)	$10.52	$7.15	$10.01	$6.10

*The production statistics represent Pan American’s interest in the mine. Pan American’s ownership increased from 55% to 95% in June 2007.

Small-scale mining at the San Vicente mine continued in Q3 2008 concurrently with the expansion project. Silver production totaled 0.2 million ounces at cash costs of $9.08 per ounce, significantly up from the $5.21 in the comparable period of 2007. The increase in cash costs resulted from a substantial decrease in the by-product credit from zinc production, higher labor costs, and general, industry-wide cost escalation in supplies, power and reagents.  The major expansion of San Vicente proceeded on schedule, with capital expenditures totaling $14.2 million during the quarter.  Please refer to the “Outlook” section on page 11 of this MD&A for an update on the expansion project at San Vicente.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 3 of the MD&A.

Financial Results

For the three months ended September 30, 2008, the Company’s net income was $6.4 million (basic earnings per share of $0.08) compared to net income of $23.9 million (basic earnings per share of $0.31) for the corresponding period in 2007. Net income in Q3 2008 declined primarily due to sharply lower zinc and lead prices partially offset by increased silver production and higher realized silver prices, relative to the comparable period of 2007.  Declining metal prices in Q3 2008 resulted in negative sales adjustments of $2.0 million related to concentrate sales provisionally recorded in Q2 2008.  Included in net income for Q3 2008 was a net gain of $3.7 million from the Company’s zinc, lead, and currency forward contracts and silver fixing activities, offset in part by a foreign exchange loss of $2.9 million on the strengthening of the U.S. dollar relative to local currencies.

The table below sets out selected quarterly results for the past thirteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings(1)	Net income/(loss) for the period	Basic earnings (loss) per share
2008	Sept.30	$79,494	$15,471	$6,404	$0.08
	June 30	$104,079	$39,259	$21,357	$0.26
	March 31	$108,750	$48,375	$30,157	$0.38
2007	Dec. 31	$85,889	$28,859	$26,062	$0.34
	Sept. 30	$87,907	$29,125	$23,891	$0.31
	June 30	$79,211	$31,417	$18,472	$0.24
	March 31	$48,057	$14,874	$20,435	$0.27
2006	Dec.31	$82,588	$35,063	$29,648	$0.39
	Sept. 30	$64,268	$29,221	$16,355	$0.22
	June 30	$62,848	$31,060	$14,964	$0.21
	March 31	$45,744	$17,976	$(2,761)	$(0.04)
2005	Dec.31	$37,871	$8,683	$(29,514)	$(0.44)
	Sept. 30	$30,086	$4,961	$172	$0.00

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

Sales for Q3 2008 were $79.5 million, a 10% decrease from sales in the corresponding period in 2007.  Sales in Q3 2008 benefited from increases in quantities of silver, zinc, copper, and gold sold combined with higher realized prices for silver and gold versus the year-earlier period. Sales in Q3 2008 were negatively impacted by a 11% decrease in the quantity of lead sold, a 36% decline in average zinc prices, and 54% decline in average lead prices compared to the same period in 2007.  Sales in Q3 2008 were reduced by negative sales adjustments of $2.0 million related to concentrates that were provisionally priced in prior periods.

Sales for the nine-month period ended September 30, 2008 of $292.3 million were 36% higher than the sales for the comparable period in 2007, due primarily to increased production from Alamo Dorado and La Colorada, larger concentrate quantities shipped from the Peruvian operations, and higher realized metal prices, with the exception of zinc and lead prices.

Cost of sales for the three months ended September 30, 2008 was $52.8 million, a $3.6 million or 7% increase from the cost of sales recorded in the same period of 2007.  Most of the increase was directly attributable to the greater quantities of production sold relative to a year ago. The higher cost of sales was also a result of the industry-wide escalations experienced in the cost to purchase energy, labor, and consumables.

Cost of sales for the nine-month period ended September 30, 2008, increased by 31% over the comparable period of 2007.  The factors described above were the primary reasons for the increase from the comparable period in 2007.

Depreciation and amortization charges for Q3 2008 increased to $11.2 million from $9.5 million recorded for the corresponding period in 2007.  This increase was almost entirely attributable to increased production at Alamo Dorado, which incurred depreciation and amortization charges of $6.4 million during Q3 2008 versus $4.3 million in the same period of 2007.

Production from Alamo Dorado and the related depreciation and amortization charges are also the primary reason for the increase in depreciation and amortization charges to $33.8 million in the nine months ended September 30, 2008, compared to $20.1 million in same period ended September 30, 2007.

Mine operating earnings in Q3 2008 were $15.5 million, which was a 47% decrease from the $29.1 million generated in Q3 2007.   The decrease in mine operating earnings resulted from the combination of a 10% decrease in sales, a 7% increase in cost of sales and a 17% increase in depreciation and amortization charges.

The nine months ended September 30, 2008 mine operating earnings increased by 37% over the comparable period to $103.1 million.  Higher mine operating earnings reflected the expanded gross margin, which was a consequence of factors affecting sales, cost of sales and depreciation and amortization for the nine-month period ended September 30, 2008 described in the paragraphs above.

General and administration costs for Q3 2008, including stock-based compensation, were $2.3 million. These costs, which were $1.9 million for the comparable quarter in 2007, were negatively impacted by higher staffing and travel costs.  General and administration costs of $7.7 million for the nine-month period ended September 30, 2008 (compared to $6.4 million in the same period in 2007), increased primarily for the same reasons.

Exploration and project development expenses for Q3 2008 were $1.5 million compared to $0.1 million incurred in Q3 2007. Exploration expenses in the nine months ended September 30, 2008 totaled $3.2 million, higher than $1.4 million in the comparable period of 2007. Exploration expenses in these periods related to the Company’s regional exploration activities, primarily in Mexico and Peru.

Asset retirement and reclamation expense of $0.7 million in Q3 2008 related to the accretion of the Company’s mine closure liability and was similar to the expense recorded in Q3 2007.  The accretion for the nine-month period ended September 30, 2008 was $2.0 million compared to $2.2 million for the same period of 2007.  There were no significant changes to the Company’s mine closure cost estimates during the period.

Interest and financing expenses in Q3 2008 of $0.2 million rose slightly from the interest expenses incurred during the same period in 2007.  For the nine-month period ended September 30, 2008 the expense, which primarily consists of transactional bank fees, was $0.8 million.

Investment and other income of $0.9 million for Q3 2008 decreased from $1.5 million in the comparable period of 2007 as a direct result of the lower average cash balances maintained by the Company in Q3 2008 and lower interest rate environment compared to a year ago. The same explanation was true of the nine-month period ended September 30, 2008 during which investment and other income decreased to $2.4 million from $5.2 million in the comparable period of 2007.

The foreign exchange loss for Q3 2008 was $2.9 million compared to a gain of $0.3 million in Q3 2007. This loss was a result of the impact of fluctuations in local currencies in Canada, Argentina, Peru, and Mexico on cash and working capital balances that are denominated in those currencies, when remeasured in US dollars. The Company’s foreign currency, base metal price protection program, and silver fixing activities generated a gain on commodity and foreign currency contracts of $3.7 million during Q3 2008 compared to a gain of $0.6 million in Q3 2007. The primary reason for the gain in the current quarter was largely a result of realized gains of $5.4 million on the Company’s zinc forward and silver fixing programs, offset in part by negative mark-to-market valuation of our foreign currency hedge book of $1.7 million as a result of quarter-end strengthening in the U.S. dollar.

Income tax provision of $6.0 million in Q3 2008 decreased from $6.3 million.  The Q3 provision includes an increase in future income tax of $1.4 million due to the impact of a foreign exchange adjustment on the Argentina future income tax liability.  The remaining decrease was a direct consequence of the decrease in taxable income generated by the operations during the most recent quarter. Income tax provision for the nine-month period ended September 30, 2008 increased sharply to $32.9 million from the $19.0 million recorded in the same period of 2007 for the same reason.

Non-controlling interest share of earnings was $0.1 million in Q3 2008 compared to $0.7 million in Q3 2007 due to reduced earnings explained above.

Liquidity and Capital Resources

At September 30, 2008, cash and cash equivalents plus short-term investments were $90.9 million, a $15.8 million decrease from June 30, 2008.  The decrease in cash plus short-term investments arose primarily as a result of the need to fund investments in mineral property, plant and equipment and other assets which consumed $61.3 million in Q3.  These investments were partially financed by cash generated from operating activities in Q3 2008 of $22.7 million and by sales of short term investments totaling $24.8 million, with the balance of $13.7 million funded by a decrease in cash balances.

During the quarter the Company invested in mining equipment and development, primarily at Manantial Espejo and San Vicente, where $33.6 million and $14.2 million were spent, respectively, inclusive of $4.1 million of recoverable VAT payments.  Mine development expenditures at Morococha, La Colorada, and Huaron during the quarter were $4.2 million, $3.6 million, and $4.0 million, respectively.

Working capital at September 30, 2008 was $167.4 million, a decrease of $47.1 million from June 30, 2008.  The decrease in working capital resulted primarily from a $15.8 million decrease in cash and short term investments, a $31.5 million decrease in accounts receivable, and a $4.1 million increase in current liabilities.  These decreases in working capital were partially offset by an increase in inventory balances of $5.4 million during Q3 2008. The decrease in accounts receivable was primarily a consequence of sales of short term investments at the end of June, which settled in early July 2008.

Shareholders’ equity at September 30, 2008 was $719.6 million, an increase of $4.8 million from shareholders’ equity at June 30, 2008 primarily as a result of net income generated during the quarter of $6.4 million less $1.9 million from the decrease in market value of short term investments.  At September 30, 2008, the Company had 80.8 million common shares issued and outstanding.

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”).  The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is principally secured by a pledge and lien of Pan American’s equity interests in its material subsidiaries, has a term of four years.  The interest margin on drawings under the Facility ranges from 1.25% to 2.00% over libor, based on the Company’s net debt to EBITDA ratio.  Pan American has agreed to pay a commitment fee of between 0.55% and 0.375% on undrawn amounts under the Facility, depending on the level of drawings and the Company’s net debt to EBITDA ratio.  Pan American has the ability to increase the Facility amount to $100 million by receiving additional commitments from one or more banks acceptable to the Lenders.  At the date of this MD&A, there were no drawings under the Facility.

The Company’s financial position at September 30, 2008, the Facility, and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to fund planned capital expenditures, including the completion of construction of Manantial Espejo and expansion of San Vicente, and to discharge liabilities as they come due.

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

The Company had the following contractual obligations at September 30, 2008:

Payments due by period (in thousands of dollars)
	Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$2,028	$1,413	$615-	-	-
Purchase Obligations (1)	10,966	10,966	-	-	-
Retention Program (2)	10,275	2,569	7,706	-	-
Total Contractual Obligations	$23,269	$14,948	$8,321	-	-

(1)	Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at September 30, 2008 which will be incurred during 2008.

(2)	Contract commitments for retention program initiated in June 2008.

At the end of Q3 2008, the Company had sold forward 6,442 tonnes of zinc at a weighted average price of $2,466 per tonne and committed an additional 1,050 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity.  In addition, the Company had sold forward 215 tonnes of lead at a weighted average price of $2,200 per tonne and committed an additional 3,000 tonnes to option contracts, which have the effect of ensuring lead prices of between $1,920 and $2,144 for that quantity.  The forward sales and option commitments for zinc and lead represent approximately 16% and 17% of the Company’s forecast payable zinc and lead production, respectively, over the following 15 months.  At September 30, 2008, the 3-month price for zinc and lead were $1,680 and $1,830 per tonne, respectively, and the mark-to-market value on open positions for both zinc and lead was an unrealized gain of $6.2 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian nuevos soles (“PEN”) and Mexican pesos (“MXN”), the Company has entered into foreign currency contracts with an aggregated nominal value of PEN $76.0 million settling between October 2008 and December of 2009 at an average PEN/US$ exchange rate of 2.83 and contracts with an aggregated nominal value of MXN $19.5 million settling between October 2008 and December of 2009 at an average MXN/US$ exchange rate of 10.61.  At September 30, 2008, the unrealized mark-to-market value of the Company’s position was a loss of $4.8 million.

On October 2, 2008 the Company has entered into additional foreign currency contracts with an aggregated nominal value of MXN $22.0 million at MXN/US$ exchange rates between 10.6 and 12.00, settling between January and December 2009.

Outlook

Due to recent volatility of the metals markets and the dramatic decrease in the price of all the Company’s main products (silver, zinc, lead, and copper) leading to downward pressure on profitability, the Company began in Q3 and continues an evaluation and review process of all capital and operating expenditures in order to identify, decrease and curtail all non essential expenditures, including reduction in workforce and rollback of senior executive salaries.  Operations are being reviewed to ensure mine exploitation is made more efficient and optimized to reflect the current and anticipated price environment.  The Company expects to continue to generate positive cash flow from operations and to benefit from the actions the Company has begun to take are expected to improve the cost structure.

Despite the recent decrease in metal prices as discussed, the Company’s assessment of the carrying values of its mineral properties does not indicate that these have been impaired at this time.  Nevertheless, the Company continues to assess the carrying value of mineral properties and will be updating its assessments along with reserve calculations at year-end.

The recent change in the economic environment has not impacted significantly the progress or project economics of the Company’s two major projects both of which are expected to be completed and financed through current cash balances and cash flows from operations.  In addition, the Company is positioned to take advantage of certain strategic opportunities as they become available.

Site construction and development work at the Manantial Espejo silver mine in Argentina is safely and steadily approaching completion.  Overall project completion at the end of the third quarter was estimated at 93%.  There were 447 employees and 483 construction contractors on site. Open pit pre-stripping of both the Maria and the Karina Union pits is progressing well with a total of 294,661 tonnes of ore stock piled with grades of 182 grams of silver per tonne and 1.67 grams of gold per tonne at the end of the quarter.

Construction continued at the site with emphasis being placed on installation and wiring of the high voltage power distribution system and the motor control center. Mechanical installation progressed well on the completion of the crusher building, conveyors, and Merrill Crowe Plant. Wet commissioning of the water systems has commenced.  Full commissioning under electric power is expected to commence later in November.

Due to the extended project schedule, the Company now expects an escalation in the capital cost at completion of between 20-24% over the previous estimate of $185.3 million.

At the San Vicente property in Bolivia, the Company continues to mine on a limited scale as it advances the expansion project.  378 employees and 573 contractors are now working on site.  At the end of the third quarter, the expansion of the Vetillas campsite had been completed and work now focuses on additional community infrastructure including access roads and school infrastructure upgrades.

Progress on the plant site and tailings dam construction advanced as planned.  The installation of the new waterline system, plant electrics and tailings line is scheduled to begin in the third quarter.  Overall completion at the end of Q3 was estimated at 83% and the Company expects to finalize the expansion project in December 2008.  Total capital expenditures are expected to remain close to the $65.0 million capital cost estimate.

•	Production Forecast for 2008

Overall, silver production for the nine months ended September 2008 of 14.1 million ounces was in line with our forecast. Cash costs in Q3 2008 increased to $6.61 per ounce, up from $5.28 per ounce recorded in Q2 2008. Based on the Company’s nine month ended September 30, 2008 production and our outlook for the balance of the year, the Company continues to expect 2008 silver production of 18.8 million ounces. Lower than expected by-product credit due to declining base metal prices have resulted in the Company increasing the cash cost per ounce forecast to $5.70 from the previous forecast of $5.10 per ounce.

Although nine months ended September 30, 2008 gold production was above our planned production, the delay in commissioning at Manantial Espejo is expected to result in consolidated 2008 gold production of 30,000 ounces, compared to our original forecast of 50,000 ounces. The Company’s production of base metals was roughly as expected in the nine months ended September 30, 2008 and we continue to believe that we will be within 10% of our forecasted 2008 production of zinc (43,744 tonnes), lead (17,103 tonnes), and copper (5,394 tonnes) as contained on page 24 of the MD&A presented in the 2007 Annual Report.

Accounting Policies and Internal Controls

The significant accounting policies outlined within the Consolidated Financial Statements of the Company for the year ended December 31, 2007 have been applied consistently for the three and nine months ended September 30, 2008, with the exception of several changes in accounting policy; which were adopted on January 1, 2008, without restatement of prior periods.  On January 1, 2008, the Company adopted four new Handbook Sections of the Canadian Institute of Chartered Accountants (“CICA”): Section 1535, “Capital Disclosures”, Section 3031, “Inventories”, Section 3862, “Financial Instruments Disclosure” and Section 3863, “Financial Instruments – Presentation”.  The adoption of these guidelines did not have any material effect on the Company’s results, financial position, or cash flows.  For more details relating to the changes in accounting policy, please refer to Note 3 of the unaudited consolidated financial statements for the three months ended September 30, 2008 and 2007.

No changes were made to the Company’s internal controls over financial reporting during the third quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011.  At this time, the impact on our future financial position and results of operations is not reasonably determinable or estimable.  The Company is presently undergoing a diagnostic assessment of its current accounting policies, systems and processes in order to indentify differences between current Canadian GAAP and IFRS GAAP treatment. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial disclosures.  Regular reporting will occur to senior executive management and to the Audit Committee of our Board of Directors.

Technical information contained in this management discussion and analysis has been reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT SAN VICENTE, MANANTIAL ESPEJO AND THE COMPANY’S OTHER DEVELOPMENT PROJECTS, THE SUFFICIENCY OF PAN AMERICAN’S CURRENT CAPITAL AND ANTICIPATED CASH FLOW,  THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE COMPANY’S INVESTMENTS AND THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS INCLUDING ENVIRONMENTAL RISKS, RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL, OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.